SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2025

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

18 August 2025

Ryanair Holdings plc

Share buy-back programme update

Ryanair Holdings plc (the "Company") announced on 20 May 2025 that it had entered arrangements with its brokers, Citigroup Global Markets Europe AG ("Citi") and J&E Davy Unlimited ("Davy") (collectively the "Brokers"), to manage a share buy-back programme to repurchase on its behalf ordinary shares of €0.006 each (the "Shares"), including Shares underlying American Depositary Shares, during the period commencing on 20 May 2025 and ending not later than 19 May 2026 (the "Programme").

To increase flexibility under the Programme, Ryanair today announces that it has amended the irrevocable arrangements with the Brokers so that Programme will end no later than 31 December 2026. The timing, the actual number of Shares repurchased, and the split between Shares and Shares underlying American Depositary Shares repurchased, will be dependent on market conditions, legal and regulatory requirements and the other terms and limitations contained in the Programme. The maximum consideration payable by the Company in respect of repurchases of Shares and of Shares underlying American Depositary Shares under these arrangements remains €750 million.

The Programme will at all times be conducted in accordance with (and within the parameters prescribed by): (1) the Company's general authority to repurchase Shares as approved by shareholders at the Company's AGM on 12 September 2024 (and as such authority may be renewed and/or amended); (2) the Market Abuse Regulation (EU) No 596/2014 and the Commission Delegated Regulation (EU) No 2016/1052; and (3) Rule 10b-18 and Rule 10b-5 of the Securities Exchange Act of 1934, as amended.

The Programme may be supplemented by the purchase of Shares by way of block trades in accordance with the Company's general authority to repurchase Shares. The maximum consideration payable by the Company under the Programme will be reduced by the corresponding amount of capital returned through block trades.

Contact:
Jamie Donovan
Head of Investor Relations
Ryanair Holdings plc
Tel: +353 1 945 1212

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 18 August, 2025

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary